SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F       X    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                  No      X

Attached:

-	Disclosure of shareholdings: Harris Associates L.P. – 5.01%

Disclosure of shareholdings

Adecco S.A. Chéserex - Pursuant to art. 20 of the Federal Act on Stock Exchanges and Securities Trading, Adecco S.A. has received the following notification:

1.	Name of the listed company

Adecco S.A.

2.	Number and type of shares and proportion of voting rights (total holdings as a percentage)

9,450,600 registered shares; 5.01 percent

3.	Identity of the parties concerned

•	Harris Associates L.P.

Two North LaSalle Street

Suite 500

Chicago, Illinois 60602-3790

USA

4.	Indirect sale, relationship between the beneficial owner and the direct vendor

n.a.

5.	Time (date) of acquisition, sale or understanding through which the shareholding reached, exceeded or fell below the percentage threshold

April 2, 2007

6.	Further remarks

none

Adecco S.A.	April 2, 2007

Contact:

Investor Relations:

Tel: +41 44 878 89 25

E-Mail: investor.relations@adecco.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 3 April 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 3 April 2007	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary